UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

KONINKLIJKE PHILIPS N.V.

(Exact name of the Registrant as specified in its charter)

ROYAL PHILIPS

(Translation of Registrant’s name into English)

The Netherlands	001-05146-01	None
(State or other jurisdiction of Incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Breitner Center, Amstelplein 2, Amsterdam, The Netherlands	1096 BC
(Address of principal executive offices)	(Zip code)

Marnix van Ginneken, Chief Legal Officer & General Secretary

+31 20 59 77232, marnix.van.ginneken@philips.com, Breitner Center

Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Name and telephone number, including area code,

of the Person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

✓	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Koninklijke Philips N.V. evaluated its current product lines and determined that certain products we manufacture or contract to manufacture contain tin, tungsten, tantalum and/or gold (3TG). We have not been able to confirm the identification of and conflict-free status under the CFSP standards for all smelters used in our supply chain. None of the smelters identified in our supply chain is known to us as sourcing 3TG that directly or indirectly finances or benefits armed groups in the covered countries. As a result we have filed a Conflict Minerals Report and that Report is incorporated by reference in this Section 1.

Conflict Minerals Disclosure

A copy of The Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at: http://www.philips.com/about/company/businesses/suppliers/suppliersustainability.page under “Conflict Minerals”.

Section 2 – Exhibits

Exhibit 1.01—Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

KONINKLIJKE PHILIPS N.V.
(Registrant)

/s/ Marnix van Ginneken	May 12, 2015
By (Signature and Title)*	(Date)

Marnix van Ginneken, Chief Legal Officer & General Secretary
Name and Title (printed)

*	Print name and title of the registrant’s signing executive officer under his or her signature.

* * * * *